Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges
Archer Daniels Midland Company
Expressed in Thousands

						Six Months
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Ended
	31-Dec	31-Dec	31-Dec	31-Dec	31-Dec	30-Jun
	2013	2014	2015	2016	2017	2018
Earnings
Earnings Before Income Taxes	$2,023,341	$3,129,966	$2,284,045	$1,822,158	$1,608,441	$1,116,074
Less: Equity in Earnings of
Unconsolidated Affiliates, Net of
Dividends	(285,263)	(214,979)	(49,693)	(60,870)	(207,399)	(84,583)
Less: Capitalized Interest
Included in Interest Expense Below	(16,434)	(17,863)	(10,761)	(19,602)	(17,139)	(8,916)
Less: Noncontrolling Interest	(11,868)	(4,553)	3,089	(9,112)	(6,799)	(2,629)
Total Earnings	1,709,776	2,892,571	2,226,680	1,732,574	1,377,104	1,019,946
Fixed Charges
Interest Expenses:
Consolidated Interest Expense	412,810	336,633	307,941	292,547	330,135	180,324
Capitalized Interest	16,434	17,863	10,761	19,602	17,139	8,916
Total Interest Expense	429,244	354,496	318,702	312,149	347,274	189,240
One Third of Rental Expenses	66,311	64,681	77,202	81,713	83,086	43,026
Total Fixed Charges	495,555	419,177	395,904	393,862	430,360	232,266
Earnings Available for Fixed Charges	$2,205,331	$3,311,748	$2,622,584	$2,126,436	$1,807,464	$1,252,212
Ratio of Earnings to Fixed Charges	4.45	7.90	6.62	5.40	4.20	5.39